Exhibit 3

ARTICLES OF AMENDMENT TO

2002 RESTATED ARTICLES OF INCORPORATION

OF

BIOJECT MEDICAL TECHNOLOGIES INC.

1. The name of the corporation is Bioject Medical Technologies Inc.

2. Article IX of the corporation’s 2002 Restated Articles of Incorporation is amended in its entirety as follows:

ARTICLE IX

Directors

Section 1. Number of Directors. The Board of Directors shall consist of not less than four nor more than eleven, the exact number to be set as provided herein. Until increased or decreased as provided herein, the Board of Directors shall consist of six members. The Board of Directors is authorized to increase or decrease the size of the Board of Directors (within the range specified above) at any time by the affirmative vote of two-thirds of the directors then in office. Without the unanimous consent of the directors then in office, no more than two additional directors shall be added to the Board of Directors in any 12-month period. Without the unanimous approval of the directors then in office, no person who is affiliated as an owner, director, officer, employee or consultant of a company or business deemed by the Board of Directors to be competitive with that of the Corporation shall be eligible to serve of the Board of Directors of the Corporation.

Section 2. Board Composition.

Section 2.1. Classified Board. Subject to Section 2.2 of this Article IX, the Board shall be divided into three classes: Class I Directors, Class II Directors and Class III Directors. Each such class of directors shall be nearly equal in number of directors as possible. Each director shall serve for a term ending at the third annual shareholders’ meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected as Class I Directors shall serve for a term ending at the annual meeting to be held in the year following the first election of directors by classes, the directors first elected as Class II Directors shall serve for a term ending at the annual meeting to be held in the second year following the first election of directors by classes and the directors first elected as Class III directors shall serve for a term ending at the annual meeting to be held in the third year following the first election of directors by classes. Notwithstanding the foregoing, each director shall serve until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal.

Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, upon any change in the authorized number of directors, each director then continuing to serve as such will nevertheless continue as a director of the class of which he or she is a member, until the expiration of his or her current term or his or her earlier death, resignation or removal.

Section 2.2. Declassified Board. Notwithstanding anything contained in Section 2 of this Article IX to the contrary, beginning at the 2011 Annual Meeting of Shareholders, directors will be elected annually for one-year terms, except that any director whose term expires at the 2012 Annual Meeting of Shareholders or the 2013 Annual Meeting of Shareholders will continue to hold office until the end of the term for which that Director was elected or appointed and until that Director’s successor has been elected and qualified, subject, to his or her prior death, resignation, retirement, disqualification, or removal from office. Accordingly, (i) at the 2011 Annual Meeting of Shareholders, the directors whose terms expire at that meeting will be elected to hold office for a one-year term expiring at the 2012 Annual Meeting of Shareholders; (ii) at the 2012 Annual Meeting of Shareholders, the directors whose terms expire at that meeting will be elected to hold office for a one-year term expiring at the 2013 Annual Meeting of Shareholders; and (iii) at the 2013 Annual Meeting of Shareholders, the directors whose terms expire at that meeting will be elected to hold office for a one-year term expiring at the 2014 Annual Meeting of Shareholders.

Section 2.3. Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any Director so chosen shall hold office until the next annual meeting of the Shareholders and until his or her successor has been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3. Removal of Directors. Directors may be removed with or without cause.

3. Article X of the corporation’s 2002 Restated Articles of Incorporation is deleted in its entirety.

4. The amendment to the 2002 Restated Articles of Incorporation was approved by the Board of Directors on March 31, 2010.

5. The amendment to the 2002 Restated Articles of Incorporation include amendments requiring shareholder approval. The shareholders approved the amendment on June 10, 2010. The (i) designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment and (ii) total number of votes cast for and against the amendment by each voting group entitled to vote separately on the amendment is as follows:

Voting Group and Designation	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast “for”	Number of votes cast “against”
Common Stock	17,779,111	17,779,111	13,759,317	1,796,869
Series D Preferred Stock	1,846,154	1,846,154	1,846,154	—
Series E Preferred Stock	3,308,392	3,308,392	3,308,392	—
Series F Preferred Stock	831,400	831,400	831,400	—
Series G Preferred Stock	9,244,800	9,244,800	9,244,800	—

The undersigned executed these Articles of Amendment on June 14, 2010.

BIOJECT MEDICAL TECHNOLOGIES, INC.

By:	/s/ Ralph Makar
Ralph Makar
President and Chief Executive Officer

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